SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Board of Directors of the subsidiary Furnas Centrais Elétricas S.A. (“Furnas') approved a judicial agreement, referring to lawsuit 0022769-87.2006.8.19.0001 (“Agreement”), filed by Light Serviços de Eletricidade S/A (“ LIGHT ”) against Furnas, aiming at recovering amounts unduly paid to Furnas, as an energy supply tariff, in 1986.

The value of the Agreement is BRL 496,000,000.00 (four hundred and ninety-six million reais), to be paid by Furnas, as follows:

a) BRL 336,000,000.00 (three hundred and thirty-six million reais), in a single installment, maturing on 12.28.2020.

b) BRL 40,000,000.00 (forty million reais), in a single installment, maturing on 12.05.2021,

c) BRL 120,000,000.00 (one hundred and twenty million reais), in a single installment, maturing on March 18, 2022, which can be fully or partially offset with the transfer of assets related to the Other Transmission Facilities (“DIT”) mandatory and/or optional, located in the concession area of Light and agreed between the Parties, with the consent of the National Electric Energy Agency - Aneel, based on the values recognized in the asset base of Light and approved by the Agency until March 15, 2022 , according to Normative Resolution No. 758/2017. Any existing differences to be paid or received, by Furnas and Light, arising from the DITs that may be transferred to Light and the agreed amount must be paid in this last installment.

Until September 30, 2020, the aforementioned lawsuit was not provisioned because Furnas had had a sentence and appeals favorable to its understanding, within the scope of the Rio de Janeiro Court of Justice. However, due to procedural progress and new unfavorable decisions in appellate instances with the Superior Court of Justice (“STJ”), the risks involved were reassessed, increasing the expectation of loss. For this reason, the judicial agreement was considered the best alternative for ending the case.

The effects of the aforementioned agreement will be addressed in the Quarterly Financial Information for the period ending on December 31, 2020.

Rio de Janeiro, December 22, 2020.

Elvira Cavalcanti Presta

Diretora Financeira e de Relações com Investidores

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.